

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2019

Scott Mahoney
Chief Executive Officer
Taronis Technologies, Inc.
300 W. Clarendon Ave., Suite 230
Phoenix, Arizona 85013

> **Re: Taronis Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 6, 2019**
> **File No. 333-231983**

Dear Mr. Mahoney:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Fay at 202-551-3812 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Tyler B. Wilson, Esq.